

Aaron Faust · 3rd

Director of Business Development at Spinster Sisters Co.

Golden, Colorado, United States · Contact info

500+ connections

Spinster Sisters Co.

Bard College

Experience

Director Of Business Development
Spinster Sisters Co.
Oct 2019 – Present · 2 yrs 4 mos
Golden, CO

Expo East 2021 NEXTY Award Winner for Best New Personal Care/Beauty Product - Rosemary Mint Conditioner Bar

2020 Whole Foods Market Local Supplier of the Year - Rocky Mountain Region

Expo West 2020 NEXTY Award Winner for Best New Hemp/CBD Product - Muscle Stuff with 250mg CBD

...see more

Principal Consultant
Bricolage Ltd.
Oct 2014 – Present · 7 yrs 4 mos
Golden, CO

I have a vast background in market expansion, account acquisition, and brand management. As a business developer and strategist, I create relationships and strategic opportunities for long-term value primarily within the CPG and natural food sector. Proactive with strong financial and negotiation skills, passionate about scaling the triple bottom line and ...see more

Bricolage Consulting

Co-Founder/Executive Director
Cochabamba Pedal Project
Feb 2015 – Present · 7 yrs
Cochabamba, Bolivia

Cochabamba Pedal Project is a small social enterprise based in Cochabamba, Bolivia. We utilize simple, pedal-powered technology to improve the daily lives of Bolivians. To learn more and to donate to our cause visit cochapedal.com

Cochabamba Pedal Project

National Sales Director
Picaflor Live-Culture
Nov 2016 – Oct 2019 · 3 yrs
Boulder, Colorado

Naturally Boulder 2018 Pitch Slam Winner

EXPO West NEXTY Award Winner 2019 - Best New Condiment for Fermented Pepper Flakes

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Picaflor Live-Culture

Education

Bard College
Master of Science (M.S.), Environmental Policy
2005 – 2008

Lycoming College
Bachelor of Arts (B.A.), Political Science and History
2000 – 2004

Volunteer experience

Volunteer
Sustainable Bolivia
Aug 2014 – Sep 2014 · 2 mos
Health

Partnered with Sustainable Bolivia, Fundacion SODIS and CECAM Bolivia to construct a pedal-

powered soap mixing machine for a local school that has a small soap-making business in Tiquipaya, Bolivia.

Volunteer Leader

Operation Helping Hands
Jan 2010 – May 2010 · 5 mos
Disaster and Humanitarian Relief

Volunteered leading groups to work at home sites that had been damaged or destroyed by Hurricane Katrina in New Orleans, Louisiana.

Founder/Fundraiser

Hiking for a Cure
Apr 2007 – Sep 2007 · 6 mos
Health

Hiked the Appalachian Trail, while raising money for the American Cancer Society in honor of my uncle who passed away from kidney cancer. I was able to crowd-fund over $10,000 towards cancer research.